As filed with the Securities and Exchange Commission on August 31, 2001

Registration No. 333-67246

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Pre-Effective Amendment No. 1
to Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOHU.COM INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	98-0204667 (I.R.S. Employer Identification No.)

Suite 1519, Tower 2
Bright China Chang An Building
7 Jianguomen Nei Avenue
Beijing 100005
People’s Republic of China
86-10-6510-2160
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
212-590-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Timothy B. Bancroft, Esq.
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, Massachusetts 02110

        Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.  ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus Subject to Completion, Dated August 31, 2001

SOHU.COM INC.

8,805,141 Shares of Common Stock

        This prospectus relates to the public offering by the selling stockholders listed on the table beginning on page 18 of 8,805,141 shares of our common stock.

        This offering is not being underwritten. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is traded on the Nasdaq National Market under the symbol “SOHU.” On August 29, 2001, the last reported sales price for our common stock was $1.07 per share.

        Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2001.
The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus constitutes an offer to sell or a solicitation to buy shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of common stock.

INFORMATION INCORPORATED BY REFERENCE

        The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus information in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities offered by this prospectus have been sold or the offering is terminated:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

•	our Current Report on Form 8-K filed on July 30, 2001, and

•	the description of our stock contained in our Registration Statement on Form 8-A dated July 7, 2000.

        You may request a copy of these filings at no cost, by writing or calling us at our principal executive offices located at the following address:

Sohu.com Inc.
Suite 1519, Tower 2
Bright China Chang An Building
7 Jianguomen Nei Avenue
Beijing 100005
People’s Republic of China
86-10-6510-2160
Attn: Caroline Straathof

        We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file reports, proxy statements and other information, including the information incorporated by reference above, with the SEC. Investors may inspect and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Investors may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1 (800) SEC-0330. This information also is available at the SEC’s World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

        We filed a registration statement on Form S-3 under the Securities Act of 1933 relating to the common stock offered by this prospectus with the SEC in Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, certain portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock we are offering hereby, we refer investors to the registration statement, the exhibits thereto and the financial statements, notes and schedules filed as a part of the registration statement.

SOHU.COM INC.

        As used in this prospectus, references to “us,” “we,” “our,” “our company,” “Sohu” and“Sohu.com” are to Sohu.com Inc., our subsidiaries ChinaRen Inc., Sohu.com (Hong Kong) Limited (or Sohu Hong Kong), Sohu ITC Information Technology (Beijing) Co., Ltd. (or Beijing ITC), Sandhill Information Technology (Beijing) Co., Ltd. (or Beijing Sandhill), and our affiliate Beijing Sohu Online Network Information Services, Ltd. (or Beijing Sohu), and these references should be interpreted accordingly. Except where the context requires otherwise, these references include all of our subsidiaries. Unless otherwise specified, references to “China” or “PRC” refer to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

        We are a leading Internet portal in China in terms of brand recognition, page views and registered users. Our portal consists of sophisticated Chinese language Web navigational and search capabilities, 17 main content channels, Web-based communications and community services and a platform for e-commerce services. Each of our interest-specific main channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also offer free Web-based e-mail. We offer a universal registration system, whereby a user that has registered for our e-mail service is automatically registered for our chat, bulletin board, instant messaging and other services. Our portal attracts consumers and merchants alike because it is designed to meet the specific needs and interests of Internet users in China. Key features include proprietary Web navigational and search capabilities that reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users. On October 18, 2000, we acquired ChinaRen, Inc. to further expand our online network. ChinaRen is an online portal located in China that targets mainland Chinese Internet users with its strong community products.

        We derive revenues primarily through the sale of advertisements, promotions and sponsorships to advertisers and merchants. We mainly rely on an internal sales force to market our Web site and increase brand awareness.

        We were organized in 1996 as Internet Technologies China Incorporated, and launched our original Web site, itc.com.cn, in January 1997. In February 1998, we re-launched our Web site under Sohu.com. In September 1999, we renamed our company Sohu.com Inc. Substantially all of our operations are conducted through our wholly owned PRC subsidiaries Beijing ITC and Beijing Sandhill.

        Sohu is a Delaware corporation. Our principal executive offices are located at Suite 1519, Tower 2, Bright China Chang An Building, 7 Jianguomen Nei Avenue, Beijing 100005, People’s Republic of China and our telephone number is 86-10-6510-2160.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions we made. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ significantly from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

Risks relating to Sohu.com

We have incurred net losses since inception and anticipate that losses will continue.
        We have incurred significant net losses since our inception in August 1996 and had an accumulated deficit of approximately $44.7 million at June 30, 2001. We anticipate that we will continue to incur substantial net losses due to a high level of planned operating and capital expenditures, including sales and marketing costs, personnel hires, and product development. Our net losses may continue to increase in the future and we may never achieve or sustain profitability.

We have a limited operating history, which may make it difficult for investors to evaluate our business.
        We began offering products and services under the www.Sohu.com Web site in February 1998. Accordingly, we have a limited operating history upon which investors can evaluate our business. In addition, our senior management and employees have worked together at our company for only a relatively short period of time. As an early stage company in the new and rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:
•	increase our online advertising revenues and successfully build an e-commerce business, given the early stage of development of the PRC Internet industry;

•	continue to attract a larger audience to our portal by expanding the type and technical sophistication of the content and services we offer; and

•	maintain our current, and develop new, strategic relationships to increase our revenue streams as well as product and service offerings.

PRC Internet laws and regulations are unclear and will likely change in the near future. If we are found to be in violation of current or future PRC laws or regulations, we could be subject to severe penalties.
        We conduct our Internet business solely in the PRC through our wholly owned subsidiaries, Beijing ITC and Beijing Sandhill. Beijing ITC and Beijing Sandhill are wholly foreign owned enterprises, or WFOEs, under PRC law. We are a Delaware corporation and a foreign person under PRC law. Accordingly, our Internet business is 100% foreign-owned. In addition, pursuant to our restructuring, we transferred certain of our assets and operations to Beijing Sohu, a PRC company that is 80% owned by our chief executive officer. We do not have any ownership interest in Beijing Sohu.

        The PRC has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. We believe that our current ownership structure complies with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, new PRC Internet laws and regulations were recently adopted. Accordingly, it is possible that the PRC government will ultimately take a view contrary to ours.

        Issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:
•
The PRC recently enacted regulations applying to Internet-related services and telecom-related activities. While many aspects of these recently-enacted regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information services. If these new regulations are interpreted to be inconsistent with our restructuring, our business will be severely impaired.

•
A limitation on foreign investment in businesses providing value-added telecommunication services, including computer information services or electronic mail box services, is expected to be applied to Internet businesses such as ours. However, under regulations published to date, the extent of the limitation is unclear. In the past, some officials of the MII have taken the position that foreign investment in the Internet sector is prohibited.

•
Under the agreement reached in November 1999 between the PRC and the United States concerning the United States’ support of China’s entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China’s entry into the WTO, 49% in the second year and 50% thereafter. However, the implementation of this agreement is still subject to various conditions.

•
The MII has also stated that the activities of Internet content providers are subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation may include online advertising and online news reporting.

        The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet companies, including us.

        Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our, Beijing ITC’s, Beijing Sandhill’s or Beijing Sohu’s existing or future ownership structure and businesses violate existing or future PRC laws, regulations or policies. It is also possible that the new laws or regulations governing the PRC Internet sector that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Beijing ITC’s, Beijing Sandhill’s or Beijing Sohu’s current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied to us, Beijing ITC, Beijing Sandhill or Beijing Sohu.

        If we, Beijing ITC, Beijing Sandhill or Beijing Sohu are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our, Beijing ITC’s, Beijing Sandhill’s or Beijing Sohu’s income;

•	revoking our, Beijing ITC’s, Beijing Sandhill’s or Beijing Sohu’s business license;

•	shutting down our, Beijing ITC’s, Beijing Sandhill’s or Beijing Sohu’s servers and/or blocking our Web sites;

•	requiring us, Beijing ITC, Beijing Sandhill or Beijing Sohu to restructure our ownership structure or operations; and

•	requiring us, Beijing ITC, Beijing Sandhill or Beijing Sohu to discontinue any portion or all of our Internet business.

We have attempted to comply with restrictions on foreign investment in the PRC Internet sector imposed by the PRC government by transferring our content-related assets and operations to, and entering into agreements with, Beijing Sohu, a PRC company controlled by our President and Chief Executive Officer. If the PRC government finds that these agreements do not comply with the relevant foreign investment restrictions, our business in the PRC will be adversely affected.
        Because the PRC government restricts foreign investment in Internet-related businesses, we have restructured our Internet operations by having Beijing Sohu acquire appropriate government approvals to conduct our content-related operations. In addition, we have transferred our content-related assets and operations to Beijing Sohu. The legal uncertainties associated with PRC government regulations and our restructuring may be summarized as follows:
•	whether the PRC government may view our restructuring as being in compliance with its laws and regulations;

•	whether the PRC government may impose additional regulatory requirements with which we or Beijing Sohu may not be in compliance; and

•	whether the PRC government will permit Beijing Sohu to acquire future licenses necessary in order to conduct operations in the PRC.

        We cannot be sure that our restructured operations and activities will be viewed by PRC regulatory authorities as in compliance with applicable PRC laws and regulations. Our business will be adversely affected if our business license is revoked as a result of non-compliance. In addition, we cannot be sure that we and Beijing Sohu will be able to obtain all of the licenses we or Beijing Sohu may need in the future. Future changes in PRC government policies affecting the provision of information services, including the provision of online services and Internet access, may impose additional regulatory requirements on us or Beijing Sohu or our service providers or otherwise harm our business.

We depend upon contractual arrangements with Beijing Sohu for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
        Because we conduct our Internet business only in the PRC, and because we are restricted by the PRC government from owning Internet content operations in the PRC, we are dependent on Beijing Sohu, in which we have no ownership interest, to provide those services through contractual agreements between the parties. This arrangement may not be as effective in providing control over our Internet content operations as direct ownership of these businesses. For example, Beijing Sohu could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permit for the content servers. If Beijing Sohu fails to perform its obligations under these agreements, we may have to rely on legal remedies under PRC law, which we cannot assure you would be effective or sufficient.

        Beijing Sohu is controlled by Charles Zhang, our chief executive officer. As a result, our contractual relationships with Beijing Sohu could be viewed as entrenching his management position or transferring certain value to him, especially if any conflict arises with him.

Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.
        The PRC has enacted regulations governing Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate PRC law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the PRC government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside the PRC at its sole discretion. Even if we comply with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the PRC government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

        We are also subject to potential liability for content on our Web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MII.

        Furthermore, we are required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our Web sites.

We may have to register our encryption software with PRC regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.
        Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic PRC companies operating in the PRC are required to register and disclose to PRC regulatory authorities the commercial encryption products they use. Because these regulations have just recently been adopted and because they do not specify what constitutes encryption products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with the relevant PRC regulatory authorities for, our current or future encryption software. If PRC regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities. These potential liabilities might include fines, product confiscation and criminal sanctions.

We depend on online advertising for most of our revenues.
        We derive most of our revenues from the sale of online advertising on our Web sites. For the three and six months ended June 30, 2001, advertising revenues represented approximately 77% and 81% of our total revenues, respectively. In addition, our business plan is dependent on the anticipated expansion of online advertising in China and the growth of our revenue is dependent on online advertising.

        The online advertising market in China is new and relatively small. Our ability to generate and maintain significant online advertising revenues in China will depend, among other things, on:
•	the development of a large base of users possessing demographic characteristics attractive to advertisers;

•	downward pressure on online advertising prices;

•	the development of independent and reliable means of verifying traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.

        The development of Web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease our revenues because when an ad is blocked, it is not downloaded from our ad server. As a result, such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our portal because of the use by third parties of Internet advertisement blocking software.

        In addition, an element of our strategy is to diversify our revenue stream by entering into more Web site sponsorship arrangements, by e-business solutions services, by introducing e-commerce services and by generating e-commerce revenue. We may not be successful in implementing this strategy.

        Accordingly, we may not be successful in generating significant future online advertising revenue or in diversifying our revenue stream.

Our operating results are likely to fluctuate significantly and may differ from market expectations.
        Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors, many of which are beyond our control. As a result, we believe that year-to-year and quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the trading price of our common stock may fall.

We will not be able to attract visitors, advertisers and e-commerce merchants if we do not maintain and develop the Sohu brand.
        Maintaining and further developing our brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to increase substantially our expenditures for creating and maintaining brand loyalty. If our revenues do not increase proportionately, our results of operations and liquidity will suffer.

        Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our portal or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors, advertisers and e-commerce partners.

We may need additional capital and we may not be able to obtain it.
        Our capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund additions to our portal and computer infrastructure, including any acquisitions of complementary assets, technologies or businesses we may pursue, as well as the expansion of our sales and marketing activities.

        Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including:
•	investors’ perceptions of and appetite for Internet-related securities;

•	conditions in the U.S. and other capital markets in which we may seek to raise financing;

•	our future results of operations, financial condition and cash flows;

•	the amount of capital that other PRC entities may seek to raise in foreign capital markets;

•	PRC governmental regulation of foreign investment in Internet companies;

•	economic, political and other conditions in the PRC;

•	PRC governmental policies relating to foreign currency borrowings; and

•	any new laws and regulations that may require various PRC government approvals for securities offerings by companies engaged in the Internet sector in the PRC.

        Our inability to raise additional funds on favorable terms, or at all, could force us to scale back our planned expenditures, which could adversely affect our growth prospects. For more information on our capital and financing requirements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, incorporated by reference into this prospectus.

If we fail to establish and maintain relationships with content providers, e-commerce merchants and technology providers, we may not be able to attract and retain users.
        We rely on a number of third party relationships to attract traffic and provide content in order to make our portal more attractive to users and advertisers. Some content providers have recently increased the fees they charge us for their content. This trend could increase our operating expenses and could adversely affect our ability to obtain content at an economically acceptable cost. Most of our arrangements with content providers are short-term and may be terminated at the convenience of the other party. In addition, much of the third party content provided to our portal is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

        Our business also depends significantly on relationships with leading e-commerce merchants and technology and infrastructure providers and the licenses that the technology providers have granted to us. Our competitors may seek to establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on commercially attractive terms.

We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives.
        Our future success is heavily dependent upon the continued service of our key executives, particularly Dr. Charles Zhang, who is the founder, President and chief executive officer of our company and the founder and President of Beijing Sohu. We rely on his expertise in our business operations and on his personal relationships with some of our principal stockholders, the relevant regulatory authorities, our customers and suppliers and Beijing Sohu. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them and our business may be severely disrupted. In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into a confidentiality, non-competition and non-solicitation agreement with us. These officers also have employment agreements with Beijing ITC, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

Rapid growth and a rapidly changing operating environment strain our limited resources.
        We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our audience and their Internet use increase, as the demands of our audience and the needs of our customers change and as the volume of online advertising and e-commerce activities increases, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:
•	adapt our services and maintain and improve the quality of our services;

•	continue training, motivating and retaining our existing employees and attracting and integrating new employees; and

•	developing and improving our operational, financial, accounting and other internal systems and controls.

Our advertising pricing model, which is based on charging a fixed fee to display advertisements for a specified time period, may not be profitable.
        There are currently no industry standard pricing models used to sell advertising on the Internet. This makes it difficult to project our future advertising rates and revenues. The models we adopt may prove not to be profitable. A significant portion of our advertising revenues in 2000 and 2001 were derived from charging a fixed fee to display an advertisement over a given time period. To the extent that minimum guaranteed impression levels are not met, we are required to provide additional impressions after the contract term and we accordingly defer the related revenue.

We may not be able to track the delivery of advertisements through our portal, which may make us less attractive to potential advertisers.
        It is important to advertisers that we accurately measure the demographics of our user base and the delivery of advertisements through our portal. Companies may choose not to advertise on our portal or may pay less for advertising if they do not perceive our portal to be reliable. We depend on third parties to provide us with some of these measurement services. If they are unable to provide these services in the future, we would need to perform these services ourselves or obtain these services from other providers. This could cause us to incur additional costs or cause interruptions or slowdowns in our business during the time we are replacing these services. We are currently implementing additional systems designed to collect information on our users. We may not be able to implement these systems successfully.

The loss of one of our significant advertisers would reduce our advertising revenues as well as materially and adversely affect our financial conditions and results of operations.
        We depend on a small group of advertisers for a significant portion of our total revenues. During the three and six months ended June 30, 2001, our five largest advertisers accounted for approximately 28% and 28% of our total revenues. Our business, financial condition and results of operations would be adversely affected by the loss of one or more of our significant advertisers or a decrease in the volume of advertising by any these advertisers.

Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.
        As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to undisclosed or potential liabilities of acquired companies. Moreover the resources expended in identifying and consummating acquisitions may be significant. Furthermore, any acquisitions we decide to pursue may be subject to the approval of the relevant PRC governmental authorities, as well as any applicable PRC rules and regulations.

We will rely on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash requirements we may have.
        We are a holding company with no operating assets other than the shares of Beijing ITC and Beijing Sandhill, our wholly-owned subsidiaries in the PRC that own and conduct our Internet business. We will rely on dividends and other distributions on equity paid by Beijing ITC and Beijing Sandhill for our cash requirements in excess of any cash raised from investors and retained by us. If Beijing ITC and Beijing Sandhill incur debt on their own behalf in the future, the instruments governing the debt may restrict Beijing ITC and Beijing Sandhill’s ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends by Beijing ITC and Beijing Sandhill only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Beijing ITC and Beijing Sandhill are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

        Beijing ITC and Beijing Sandhill have incurred losses since their inceptions and are expected to continue to incur losses in the foreseeable future. Therefore, we have not received any dividends or other distributions from Beijing ITC and Beijing Sandhill in the past and do not expect any dividends in the foreseeable future.

We may not have exclusive rights over the mark “Sohu.com” in certain areas.
        We have applied for registration of the “Sohu.com” mark in Hong Kong and Taiwan, and plan to apply for registration in Malaysia and Singapore. Completion of these applications is subject to prior rights in the relevant jurisdictions. Any rejection of those applications may adversely affect our legal rights over the mark “Sohu.com” in those countries and regions.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
        We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.
        We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide over our portal.
        As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in their defense. In the past, claims based on the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

        We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer Web-based e-mail services, which expose us to potential liabilities or claims resulting from:
•	unsolicited e-mail;

•	lost or misdirected messages;

•	illegal or fraudulent use of e-mail; or

•	interruptions or delays in e-mail service.

        Investigating and defending any such claims may be expensive, even if they do not result in liability.

Our intangible assets carrying value may be required to be adjusted.
        We are required under generally accepted accounting principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We have experienced a decline in our stock price and market capitalization during the first half of 2001. In addition, our industry has begun to experience slower growth rates. If such factors continue, we will be required to perform an impairment review of our goodwill and other intangible assets. This review could result in a significant charge to earnings in the period any impairment is determined.

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition and supercedes APB 17, Intangible Assets. We are required to adopt the provisions of FAS 142 as of January 1, 2002. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at least annually at the reporting unit level; and (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

        We will adopt FAS 142 effective January 1, 2002, which will result in us no longer amortizing our existing goodwill as of that date. In addition, we will be required to measure goodwill for impairment effective January 1, 2002 as part of the transition provisions. Any impairment resulting from the adoption of this pronouncement will be recognized as the cumulative effect of a change in accounting principle. We will not be able to determine if impairment will be required until completion of this impairment test.

Risks relating to our markets

We rely on online advertising sales for a significant portion of our future revenues, but the Internet has not been proven as a widely accepted medium for advertising.
        We expect to derive most of our revenue for the foreseeable future from online advertising, and to a lesser extent, from e-commerce. If the Internet is not accepted as a medium for advertising, our ability to generate revenues will be adversely affected.

        The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines.

Many of our current and potential advertising and e-commerce customers have only limited experience using the Internet for advertising or commerce purposes, and may not be willing to fully embrace the products and services we offer, which would adversely affect our future revenues and business expansion.
        The online advertising and e-commerce markets are new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising and e-commerce customers have limited experience using the Internet for advertising or commerce purposes and historically have not devoted a significant portion of their advertising and sales budgets to Internet-based advertising and e-commerce. Moreover, customers that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. In addition, companies may choose not to advertise or sell their products on our portal if they do not perceive our online advertising and e-commerce platform to be effective or our audience demographics to be desirable. The failure to successfully address these risks or execute our business strategy would significantly reduce our profitability.

We face intense competition which could reduce our market share and adversely affect our financial performance.
        The PRC Internet market is characterized by an increasing number of entrants because, among other reasons, the barriers to entry are relatively low. The market for Internet services and products, particularly Internet search and retrieval services and online advertising, is intensely competitive. In addition, the Internet industry is relatively new and constantly evolving and, as a result, our competitors may better position themselves to compete in this market as it matures.

        There are many companies that provide or may provide Web sites and online destinations targeted at Internet users in China. Some of our major competitors in China are major United States Internet companies, such as Yahoo! Inc. In addition, we may face competition from existing or new domestic PRC Internet companies that are either affiliated with large corporations such as America Online and Softbank Corporation, or controlled or sponsored by PRC government entities. These competitors may have certain advantages over us, including:
•	substantially greater financial and technical resources;

•	more extensive and well developed marketing and sales networks;

•	better access to original content;

•	greater global brand recognition among consumers; and

•	larger customer bases.

        With these advantages, our competitors may be better able to:
•	develop, market and sell their products and services;

•	adapt more quickly to new and changing technologies; and

•	more easily obtain new customers.

        We may not be able to compete successfully against our current or future competitors.

The telecommunications infrastructure in China, which is not as well developed as in the United States, may limit our growth.

        The telecommunications infrastructure in China is not well developed. Our growth will depend on the PRC government and state-owned enterprises establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by the PRC government and state-owned enterprises.

We depend on ChinaNet, China Telecom and the Beijing Telecom Administration for telecommunications services, and any interruption in these services may result in severe disruptions to our business.

        Although private Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, currently owned by China Telecom, under the administrative control and regulatory supervision of the MII. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, this infrastructure may not be developed and the Internet infrastructure in China may not be able to support the continued growth of Internet usage. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

        We may not be able to lease additional bandwidth from the Beijing Telecom Administration on acceptable terms, on a timely basis or at all. In addition, we will have no means of getting access to alternative networks and services on a timely basis, if at all, in the event of any disruption or failure of the network.

The high cost of Internet access may limit the growth of the Internet in China and impede our growth.

        Access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet. Unfavorable rate developments could further decrease our visitor traffic and our ability to derive revenues from transactions over the Internet.

The acceptance of the Internet as a commerce platform in China depends on the resolution of problems relating to fulfillment and electronic payment.

        Our future growth of revenues depends in part on the anticipated expansion of e-commerce activities in China. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. An additional barrier to the development of e-commerce in China is the lack of reliable payment systems. In particular, the use of credit cards or other viable means of electronic payment in sales transactions is not as well developed in China as in some other countries, such as the United States. Various government entities and businesses are working to resolve these fulfillment and payment problems, but these problems are expected to continue to hinder the acceptance and growth of the Internet as a commerce platform in China, which could in turn hinder our growth.

Risks Related to the Internet and Our Technology Infrastructure

To the extent we are unable to scale our systems to meet the increasing PRC Internet population, we will be unable to expand our user base and increase our attractiveness to advertisers and merchants.

        As Web page volume and traffic increase in China, we may not be able to scale our systems proportionately. To the extent we do not successfully address our capacity constraints, our operations may be severely disrupted, and we may not be able to expand our user base and increase our attractiveness to advertisers and merchants.

Unexpected network interruptions caused by system failures may result in reduced visitor traffic, reduced revenue and harm to our reputation.

        Our portal operations are dependent upon Web browsers, Internet service providers, content providers and other Web site operators in China, which have experienced significant system failures and system outages in the past. Our users have in the past experienced difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems and do not maintain any backup servers outside of China.

        We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. All of our servers and routers are currently hosted in a single location within the premises of Beijing Telecom Administration. We do not maintain any back up servers outside Beijing. We do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occurs, we may experience a complete system shutdown. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

Concerns about security of e-commerce transactions and confidentiality of information on the Internet may increase our costs, reduce the use of our portal and impede our growth.

        A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

        Internet usage could decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web site against hackers. We cannot assure you that any measures we may take will be effective. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

Political, Economic and Regulatory Risks

Regulation and censorship of information distribution in China may adversely affect our business.

        China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. In addition, the MII has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the PRC legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine the type of content that may result in liability for a Web site operator.

        Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion. If the PRC government were to take action to limit or eliminate the distribution of information through our portal or to limit or regulate current or future applications available to users of our portal, our business would be affected.

        The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, where the transmitted content is considered suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, under recently adopted regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, however, we do not know how or when we will be expected to comply, or how our business will be affected by the application of these regulations.

Political and economic policies of the PRC government could affect our business.

        All of our business, assets and operations are located in China and all of our revenues are derived from our operations in China. Accordingly, our business could be adversely affected by changes in political, economic or social conditions in China, adjustments in PRC government policies or changes in laws and regulations.

        The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•	structure;

•	level of government involvement;

•	level of development;

•	level of capital reinvestment;

•	growth rate;

•	control of foreign exchange; and

•	methods of allocating resources.

        Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict what effects the economic reform and macroeconomic measures adopted by the Chinese government may have on our business or results of operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and you.

        The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedental value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our PRC operating subsidiaries, Beijing ITC and Beijing Sandhill, are wholly-foreign owned enterprises, or WFOEs, which are enterprises incorporated in mainland China and wholly-owned by foreign investors. Beijing ITC and Beijing Sandhill are subject to laws and regulations applicable to foreign investment in mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

        Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment.

        Currently, Beijing ITC and Beijing Sandhill may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends, without the approval of the State Administration for Foreign Exchange, or SAFE. Beijing ITC and Beijing Sandhill may also retain foreign exchange in its current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

        Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

        Foreign exchange transactions under the capital account are still subject to limitations and require approvals from the SAFE. This could affect Beijing ITC’s and Beijing Sandhill’s ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar.

        Our reporting currency is the U.S. Dollar. However, substantially all of our assets and revenues are denominated in Renminbi. Our assets and revenues as expressed in our U.S. Dollar financial statements will decline in value if the Renminbi depreciates relative to the U.S. Dollar. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited we may not be able to successfully hedge our exposure, if at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. Dollars.

It may be difficult to enforce any civil judgments against us or our board of directors or officers, because most of our assets are located outside of the United States

        Although we are incorporated in the State of Delaware, substantially all of our assets are located in the PRC. As a result, it may be difficult for investors to enforce outside the United States in any actions brought against us in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In addition, certain of our directors and officers (principally in the PRC) and all or a substantial portion of their assets may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those directors and officers, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our PRC counsel that, in their opinion, there is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

Risks Related to the Market for Our Common Stock

The market price of our common stock has been and will likely continue to be volatile

        The market price of our common stock has been volatile, and is likely to continue to be so. In addition, the Nasdaq Stock Market’s National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our shares may experience a decrease in the value of their shares regardless of our operating performance or prospects.

The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

        There were approximately 35,625,716 shares of our common stock outstanding as of July 13, 2001, as well as options and warrants to purchase approximately an additional 5,365,494 shares of our common stock. Of the outstanding shares, 26,624,216 were issued prior to the initial public offering of our common stock. These shares are either freely tradeable without restriction under Rule 144(k) under the Securities Act or are tradable subject to the notice, volume and manner of sale restrictions of Rule 144 under the Securities Act.

        Sohu issued 4,600,000 shares of common stock in connection with the initial public offering. All of these shares are freely tradable without restriction unless they are held by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

        On October 18, 2000, we issued an aggregate of 4,401,500 shares of our common stock to the former stockholders of ChinaRen in connection with our acquisition of that company. Commencing on October 18, 2001, these shares will be tradable subject to the notice, volume and manner of sale restrictions of Rule 144.

        A number of our stockholders, including some of the former stockholders of ChinaRen, are parties to an agreement with us that provides these stockholders with the right to require us to register the sale of shares owned by them. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. This registration statement is being filed pursuant to that agreement.

We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders.

        Our three largest stockholders currently beneficially own approximately 64% of the outstanding shares of common stock. Accordingly these three stockholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these stockholders may differ from the interests of the other stockholders.

        Holders of a majority of the outstanding shares of our common stock are parties to an agreement under which they have agreed to vote together in favor of a nominee of one of our stockholders to our board of directors. As a result of their voting power, they will have the ability to cause that nominee to be elected.

Anti-takeover provisions of the Delaware General Corporation Law, our certificate of incorporation and Sohu’s Stockholder Rights Plan could delay or deter a change in control.

        Some provisions of our certificate of incorporation and bylaws, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to acquire our company or effect a change in control of our company, even if an acquisition or change in control would be in the interest of our stockholders or if an acquisition or change in control would provide our stockholders with a premium for their shares over then current market prices. For example, our certificate of incorporation provides for the division of the board of directors into two classes with staggered two-year terms and provides that stockholders have no right to take action by written consent and may not call special meetings of stockholders, each of which may make it more difficult for a third party to gain control of our board in connection with, or obtain any necessary stockholder approval for, a proposed acquisition or change in control.

        In addition, we have adopted a stockholder rights plan under the terms of which, in general, if a person or group acquires more than 20% of the outstanding shares of common stock, all other Sohu stockholders would have the right to purchase securities from Sohu at a substantial discount to those securities’ fair market value, thus causing substantial dilution to the holdings of the person or group which acquires more than 20%. The stockholder rights plan may inhibit a change in control and, therefore, could adversely affect the stockholders’ ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

The power of our Board of Directors to designate and issue shares of preferred stock could have an adverse effect on holders of our common stock.

        Our certificate of incorporation authorizes our board of directors to designate and issue one or more series of preferred stock, having rights and preferences as the board may determine, and any such designations and issuances could have an adverse effect on the rights of holders of common stock.

If the price of our common stock drops below $1.00 for an extended period, our common stock could be delisted.

        The shares of our common stock are currently listed on the Nasdaq Stock Market’s National Market. Nasdaq listing requirements include maintaining a minimum bid price of $1.00 per share. As of August 29, 2001, the closing bid price for our common stock was $1.07 per share. If the closing bid price for our common stock was to drop below $1.00 per share for a period of 30 or more trading days, our common stock could be delisted from Nasdaq. Delisting could make trading our shares more difficult for investors, leading to further declines in market price. It would also make it more difficult for us to raise additional capital.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered pursuant to this prospectus.

SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock, as of July 13, 2001, of each of the selling stockholders. The information provided in the table below with respect to each selling stockholder has been obtained from the selling stockholder. Except as disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us. The selling stockholders may sell all or some portion of the shares of common stock owned by them. The following table assumes that all of the shares of common stock being registered will be sold by the selling stockholders.

        The table includes the number of shares and percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to convertible securities held by that person that are currently exercisable or exercisable within 60 days of July 13, 2001. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by such person. Such shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

Name of Selling Stockholder	Common Shares Beneficially Owned Prior to the Offering	Common Shares to be Registered Hereunder	Common Shares Beneficially Owned After the Offering	Percentage Owned After the Offering
Bencor Limited	11,381	11,381	0	0%
Yang Dong Shao	10,860	10,860	0	0%
Sherry Chin Lin	9,050	9,050	0	0%
Zhiyi Yu	9,050	9,050	0	0%
George Lu	90,505	90,505	0	0%
Surfmax Estar Fund A LLC	68,978	68,978	0	0%
Julian Ha	11,726	11,726	0	0%
Joseph Chen(1)	440,063	440,063	0	0%
Xueping Zhou	41,387	41,387	0	0%
William Pan	5,430	5,430	0	0%
Doris Weinhausen-Nash	11,381	11,381	0	0%
Jian Liu	12,499	12,499	0	0%
Xiaoxin Chen	12,499	12,499	0	0%
Herald Yun Chen	9,050	9,050	0	0%
Zhujun Wang	36,202	36,202	0	0%
Bo Chen	51,733	51,733	0	0%
Guochun Zhao	17,244	17,244	0	0%
Larry Sun	17,244	17,244	0	0%
Lee Styslinger III	131,936	131,936	0	0%
Scott Wilson Jr.	17,244	17,244	0	0%
Chiung Ting Tsai	34,489	34,489	0	0%
Damon Chua	9,050	9,050	0	0%
Yunfan Zhou(2)	440,063	440,063	0	0%
Li Zhou	9,050	9,050	0	0%
Larry Rosenbaum	54,303	54,303	0	0%
Hong Kong Jade Bird Science and Technology Limited(4)	6,720,386	6,720,386	0	0%
Jon Michael Bryant	34,489	34,489	0	0%
Nick Yang(3)	440,063	440,063	0	0%
Law & Partners, Attorneys at Law	3,296	3,296	0	0%
Robert Chang	32,419	32,419	0	0%
Mao-Yen Yen	12,071	12,071	0	0%

(1)	Mr. Chen served as Senior Vice President, Strategic Planning for Sohu from October 2000 to February 2001.
(2)	Mr. Zhou currently serves as an Executive Vice President and General Manager of Sohu.
(3)	Mr. Yang currently serves as Chief Technology Officer of Sohu.
(4)	Information regarding Hong Kong Jade Bird Science and Technology Limited, or Hong Kong Jade Bird, is set forth below.

        3,073,750 shares of our common stock beneficially owned by Hong Kong Jade Bird were acquired on April 27, 2001 pursuant to a Securities Purchase Agreement dated April 11, 2001 between Intel Corporation and Hong Kong Jade Bird, pursuant to which Intel agreed to sell to Hong Kong Jade Bird all of the shares of our common stock owned by Intel. These shares were purchased at a price of US$1.18 per share, or an aggregate of US$3,627,025.00.

        2,298,645 shares of our common stock beneficially owned by Hong Kong Jade Bird were acquired on May 18, 2001 pursuant to a Securities Purchase Agreement dated May 8, 2001 among The Goldman Sachs Group Inc., Stone Street Fund 2000, L.P., Bridge Street Special Opportunities Fund 2000, L.P., JOHO Fund Ltd., JOHO Partners L.P., Aurora Investments II L.L.C. and Hong Kong Jade Bird, pursuant to which such holders agreed to sell to Hong Kong Jade Bird the shares of our common stock owned by each holder. These shares were purchased at a price of US$1.68 per share, or an aggregate of US$3,861,723.60.

        1,347,991 shares of our common stock beneficially owned by Hong Kong Jade Bird were acquired on May 21, 2001 pursuant to a Securities Purchase Agreement dated May 7, 2001 between Internet Creations Limited, or Internet Creations, and Hong Kong Jade Bird, pursuant to which Internet Creations agreed to sell to Hong Kong Jade Bird all of the shares of our common stock owned by Internet Creations. These shares were purchased at a price of US$1.73 per share, or an aggregate of US$2,332,024.43.

        Hong Kong Jade Bird funded each acquisition of the shares described above from working capital.

        The Securities Purchase Agreement, dated as of April 11, 2001, between Intel and Hong Kong Jade Bird provides that Hong Kong Jade Bird is subject to the terms and conditions of the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement, dated as of October 18, 1999, pursuant to which the parties have agreed to vote their shares of our common stock in favor of the nominee for director selected by Maxtech Enterprises Limited.

    Directors and Executive Officers of Hong Kong Jade Bird

        All directors and executive officers of Hong Kong Jade Bird are citizens of the People’s Republic of China.

Xu Zhen Dong, Chief Executive Officer and Director
c/o Hong Kong Jade Bird Science and Technology Limited, Unit 02, 7th Floor, Asia Pacific Center, No. 8 Wyndham Street, Central, Hong Kong.
Principal Occupation: Chief Executive Officer and Director of Hong Kong Jade Bird.

Xu Zhen Dong also serves as President and Director of Hong Kong Jade Bird’s parent corporation, Beijing Beida Jade Bird Limited, or Beijing Beida.

Xu Zhi Xiang, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Executive President and Director of Beijing Beida.

Chen Zhong, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Chief Technology Officer and Director of Beijing Beida.

Ni Jin Lei, Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Wang Jian Hua, Director
c/o Beijing Zhong Xie Tian Di Investment Consulting Limited, No. 21, Andingmenwai Street, Dongcheng District, Beijing, People’s Republic of China.
Principal Occupation: President of Beijing Zhong Xie Tian Di Investment Consulting Limited. Wang Jian Hua is also a Director of Beijing Beida.

    Directors and Executive Officers of Beijing Beida

        All directors and executive officers of Beijing Beida are citizens of the People’s Republic of China.

Xu Zhen Dong, President and Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: President and Director of Beijing Beida.

Xu Zhi Xiang, Executive President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Executive President of Beijing Beida.

Chen Zhong, Chief Technology Officer and Director
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Chief Technology Officer and Director of Beijing Beida.

Fan Yi Min, Chief Operating Officer
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Chief Operating Officer of Beijing Beida.

Liu Yong Jin, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Zhang Yong Li, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Zhou Yan Jun, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Xu Er Hui, Senior Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Senior Vice President of Beijing Beida.

Hou Qi, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Zhang Wan Zhong, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Miao Li, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Liu Yue, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Li Ming Chun, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Ni Jin Lei, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Chen Shu Xin, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Xiang Lei, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Zhang Jian Buo, Vice President
c/o Beijing Beida Jade Bird Limited, 14/F, Beida Pacific Science and Technology Development Center, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Vice President of Beijing Beida.

Yang Fu Qing, Chairman of the Board
c/o Beijing University, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Professor at Beijing University.

Xing Huan Lou, Vice Chairman of the Board
c/o Beijing International Electricity Development Investment Company, Tianyin Plaza, A2 South Fuxingmen Street, Xicheng District, Beijing, People’s Republic of China.
Principal Occupation: Chief Executive Officer and Director of Beijing International Electricity Development Investment Company.

Peng Xi Zhong, Vice Chairman of the Board
c/o Da Xing Industrial Development Zone Development Management Company, East Kangzhuang Crossing, Daxing County, Beijing, People’s Republic of China.
Principal Occupation: Chairman of the Board of Beijing Da Xing Industrial Development Zone Development Management Company.

Wang Yang Yuan, Director
c/o Beijing University, Haidian District, Beijing 100871, People’s Republic of China.
Principal Occupation: Professor at Beijing University.

Yang Yu Lu, Director
c/o Beijing Integrated Investment Company, No. 44, Exhibition Center Road, Xicheng District, Beijing, People’s Republic of China.
Principal Occupation: Vice President, Beijing Integrated Investment Company.

Li Ping Fang, Director
c/o Beijing University, Haidian District, Beijing 100080, People’s Republic of China.
Principal Occupation: Office of Commercial Operations at Beijing University.

Cai Lian Jun, Director
c/o Beijing Da Xing Industrial Development Zone Development Management Company, East Kangzhuang Crossing, Daxing County, Beijing 100080, People’s Republic of China
Principal Occupation: President of Beijing Da Xing Industrial Development Zone Development Management Company.

Wang Jian Hua, Director
c/o Beijing Zhong Xie Tian Di Investment Company Limited, No. 21, Andingmenwai Street, Dongcheng District, Beijing, People’s Republic of China.
Principal Occupation: President of Beijing Zhong Xie Tian Di Investment Company Limited.

Zhang Li, Director
c/o Beijing Integrated Investment Company, No. 44, Exhibition Center Road, Xicheng District, Beijing, People’s Republic of China.
Principal Occupation: Manager at Beijing Integrated Investment Company, Division of Investments.

Wei Dong, Director
c/o Yong Jin Group, Fujia Economic Development Zone, Xiaozheng Town, Qingpu County, Shanghai, People’s Republic of China.
Principal Occupation: Chairman of the Board of the Yong Jin Group.

PLAN OF DISTRIBUTION

        The selling stockholders may offer and sell their shares of common stock being registered pursuant to this prospectus in whole or in part, from time to time in one or more of the following transactions:

•	on the Nasdaq National Market,

•	in privately negotiated transactions, or

•	in a combination of these transactions.

        The selling stockholders may sell their shares of common stock at any of the following prices:

•	at fixed prices,

•	at market prices prevailing at the time of the sale,

•	at prices related to market prices, or

•	at negotiated prices.

        The selling stockholders may sell some or all of their shares of common stock in any of the following ways:

•	to or through brokers, agents, or dealers designated from time to time, or

•	directly to purchasers.

        The selling stockholders may negotiate and pay brokers, agents, or dealers commissions, discounts or concessions for their services. The selling stockholders and any brokers, agents or dealers that act in connection with the sale of shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. In addition, the brokers’, agents’ or dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act.

LEGAL MATTERS

        Goulston & Storrs, P.C., Boston, Massachusetts, will deliver an opinion as to the validity of the shares of common stock being offered hereby.

EXPERTS

        The consolidated financial statements incorporated by reference from Sohu.com Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000 into this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses estimated to be incurred in connection with the sale and distribution of the securities being registered. We will pay all of these expenses.

SEC registration fee	$3,048.78
Printing, engraving and mailing expenses	$3,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$10,000
Miscellaneous	$1,500
TOTAL	$27,548.78

Item 15.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits the indemnification of officers and directors in terms sufficiently broad to allow Delaware corporations such as the registrant to indemnify the officers and directors of the registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

        As permitted by Delaware law, the registrant’s Sixth Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the registrant or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction form which the director derives an improper personal benefit. The effect of this provision in the Sixth Amended and Restated Certificate of Incorporation is to eliminate the rights of the registrant and its stockholders (through stockholders’ derivatives suits on behalf of the registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. These provisions will not alter the liability of directors under the Federal securities laws.

        The registrant’s Sixth Amended and Restated Certificate of Incorporation also provides that the registrant shall indemnify directors of the registrant from and against all expenses, liabilities and other matters to the fullest extent permitted by Section 145 of the Delaware General Corporation Law and that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his capacity as a director and as to action in another capacity during his tenure as a director, and shall continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors and administrators of such a person.

        The registrant’s Amended and Restated Bylaws provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

        The Amended and Restated Bylaws also provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

        The Amended and Restated Bylaws also provide that to the extent a director or officer of the registrant has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for in the Amended and Restated Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the registrant may purchase and maintain insurance on behalf of a director or officer of the registrant against any liability asserted against him or incurred by him in any such capacity or arising out of his status as against such liabilities under the Amended and Restated Bylaws.

Item 16.    Exhibits.

Exhibit Number	Description
*5.1	Opinion of Goulston & Storrs, P.C.
**23.1	Consent of Pricewaterhouse Coopers
*23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
*24	Power of Attorney

*	Filed as an Exhibit to the registrant’s Registration Statement on Form S-3 filed on August 10, 2001 (Registration number 333-67246) and incorporated herein by reference.
**	Filed herewith.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this pre-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on this 31st day of August, 2001.

SOHU.COM INC.

By:	/S / CHARLES ZHANG

Charles Zhang
Chairman of the Board, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*	Chairman of the Board,	August 31, 2001
President, Chief Executive Officer,
Charles Zhang	and Director (Principal Executive
Officer)

*	Senior Vice President and Chief	August 31, 2001
Financial Officer (Principal
Derek Palaschuk	Financial Officer and
Principal Accounting Officer)

*	Director	August 31, 2001

Thomas Gurnee

*	Director	August 31, 2001

Edward B. Roberts

*	Director	August 31, 2001

James McGregor

*	Director	August 31, 2001

George Chang

*By:	/s/ DEREK PALASCHUK

Derek Palaschuk Attorney-in-fact

Exhibit Index

Exhibit Number	Description
* 5.1	Opinion of Goulston & Storrs, P.C.
**23.1	Consent of Pricewaterhouse Coopers
*23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
*24	Power of Attorney

*	Files as an Exhibit to the registrant’s Registration Statement on Form S-3 filed on August 10, 2001 (Registration number 333-67246) and incorporated herein by Reference.
**	Filed herewith.